UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas informed of certain measures of the Executive affecting the Argentine hydrocarbons market and, additionally, presented an update of its operations

Mexico City, August 21, 2019 - Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (BMV: VISTA, NYSE: VIST), announced today that, by Decree 566/2019 of the President of the Republic of Argentina (“Decree 566”), dated August 15, 2019 and effective August 16, 2019, the Argentine Government has determined that during the period commencing on the effective date in which the Decree No. 566 enters into force and within the following 90 calendar days (the “Decree Period”) (i) deliveries of crude oil in the Argentine market shall be invoiced and paid at the agreed-upon price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of AR$45.19 per US$1.00 and a Brent reference price of US$59.00 per barrel; (ii) the maximum price of gasoline and diesel oil in all its qualities, sold by refineries and/or wholesale and/or retail companies in the Republic of Argentina, in all marketing channels, during the Decree Period, shall not be higher than the price set forth on August 9, 2019; (iii) during the Decree Period, oil refining companies and/or wholesale and/or retail oil companies in Argentina must supply, at the prices set forth in the Decree 566, the total domestic demand for liquid fuels, pursuant to the volumes required of them from the usual practices of the Argentine market, supplying on regular and continuous basis in each and all areas of the territory of the Republic of Argentina; and (iv) oil and gas companies in Argentina shall, in an habitual and continuous manner, cover the total local demand of crude oil required by the oil refining companies located in Argentina.

In this respect, Vista filed today a judicial claim before the competent Federal Administrative Contentious Court requesting the nullity of the effects of Decree 566 enacted by the Argentine Government, together with an injunction for the immediate suspension of the corresponding articles of Decree 566 which imposed maximum prices for the crude oil and the obligation to supply the domestic market, with the intention to avoid those prejudices which may impact in the current operations and financials of Vista.

Operational update

Vista’s estimated total production was 32,800 barrels of oil equivalent per day during the first 19 days of August (of which approximately 65% were barrels of crude oil) and reached 28,561 barrels of oil equivalent per day during July 2019 (of which 64% were barrels of crude oil), mainly driven by the performance in Bajada del Palo Oeste. Such estimated production in August is 33% above the production levels of April 2018, when Vista started its operations in Argentina.

In addition, the Vaca Muerta production from Bajada del Palo Oeste reached 10,113 barrels of oil equivalent per day, mainly boosted by the tie-in of the second 4-well pad in Bajada del Palo Oeste, which peaked at 7,221 barrels of oil equivalent per day (11% above the peak production of its first pad). We estimate that the total shale oil production of this concession would make Vista the second largest shale oil producer in Vaca Muerta1, with an estimated average production of 7,970 barrels of oil per day month-to-date.

About Vista

Vista is an independent Latin American oil and gas company operating since April 4, 2018. The Company owns high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico, with most of its production and revenues originating in Argentina. In addition, most of its ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including its currently-producing Vaca Muerta wells. Led by an experienced management team, the Company seeks to generate strong returns for its shareholders by leveraging its strong cash flow-producing conventional assets and developing its premier shale acreage in its approximately 134,000 net acres in the Vaca Muerta shale play in Argentina, as well as by increasing the oil recovery factor of the conventional assets it operates in Argentina. As of March 31, 2019, the Company was the sixth largest oil producer in Argentina according to the Argentine Secretariat of Energy.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking

[1]

This estimation is based on the information published by the Argentine Secretariat of Energy (Secretaría de Energía de Argentina) for the month of June 2019 and taking into consideration Vista’s Bajada del Palo Oeste production for the first nineteen days of August 2019.

statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +5411 3754-5832

Mexico: +52 55 116-78250

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2019

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer